                              EX-11
                              Statement re Computation of Per Share Earnings

                                   EXHIBIT 11
                             NETSCOUT SYSTEMS, INC.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                   (UNAUDITED)

Below is a summary of the shares used in computing basic and diluted net income per share for the periods indicated.

                                              Three Months Ended         Six Months Ended
                                                 September 30,             September 30,
                                               2000         1999         2000         1999
                                               ----         ----         ----         ----
Weighted average number of shares
outstanding .............................   28,585,492   20,555,524   27,561,035   17,460,573
Shares attributable to Class B
Convertible Common Stock ................           --    3,185,268           --    5,070,900
Shares attributable to Series A
Preferred Stock .........................           --      576,660           --      918,034
Shares attributable to unvested
Common Stock ............................           --           --      118,405           --
Stock options ...........................           --    2,257,334    1,275,962    2,299,030
                                            ----------   ----------   ----------   ----------
Shares used in computing diluted net
income per share ........................   28,585,492   26,574,786   28,955,402   25,748,537
                                            ==========   ==========   ==========   ==========

Potential common stock has been excluded from the calculation of net loss per share for the three months ended September 30, 2000 since their inclusion would be antidilutive. As of September 30, 2000, total potential common stock consists of 4,093,794 stock options outstanding with a weighted average exercise price of $13.07 per share and 236,809 unvested shares. For diluted net income per share, stock options to purchase 1,061,072 shares of common stock for the six months ended September 30, 2000 were outstanding at period end but were not included in the computation of diluted net income per share because the exercise prices of the options were greater than the average fair value of the common stock for the respective period.